MAIL STOP 3561

      October 27, 2005

Richard Foote, Chief Executive Officer
Highbury Financial Inc.
999 Eighteenth Street, Ste. 3000
Denver, CO 80202

      Re:	Highbury Financial Inc.
   Amendment No. 1 to Registration Statement on
   Form S-1
   Filed September 23, 2005
   File No. 333-127272

Dear Mr. Hughes,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note that you "intend to focus on target business in the financial services industry." Please revise to clarify if your search will be limited to those companies. If you are able to consummate a business with companies outside of the current target industry, please clarify.

2. We note your response to comment four of our letter dated September 16, 2005 by revising to provide data illustrating the growth of the financial services industry in the past. The data you provide appears to be general in nature. The financial services industry is very broad and contains numerous variations of companies depending on financial resources and size. Considering your subsequent disclosure indicates you have limited resources, disclosure regarding the growth of companies similar to the size of which you may be able to acquire would seem appropriate. Please revise accordingly.

Risk Factors, page 8

3. Please be aware that your references to page numbers in your response letter do not match up with the actual page numbers in the copies of the registration statements you provided.

4. We note your response to comment three by including a new risk factor on page 10. Please revise the subheading to state the harm to be incurred should the material risk materialize. Also, please advise why this disclosure is appropriately located here instead of the proposed business section.

5. We note your disclosure in the new risk factor on page 10; specifically, your assertion that the factors considered in determining the size of your offer is "more arbitrary" than determining the size of an offering for an operating company. Please clarify your use of the term "arbitrary." It does not appear as though the determination to value the offering at $36,000,000 is an arbitrary decision and we would like to know the specific factors
and
motivations behind the valuation.    Tell us the specific factors
the
company took into consideration when determining that it would be need approximately $31,200,000 in the trust fund in order to effect the business combination contemplated in the registration statement.
The factors identified in the bullet points are generic in nature and have been recited by numerous blank check companies that have filed registration statements with us on Form S-1. In light of management`s extensive experience effecting acquisitions in the targeted industry, we would like for you to advise us about the precise factors that were considered in valuing this offering. We may have further comment. In addition, advise us of the methodology involved in the "negotiation" between the company and the underwriters with respect to the determination of the aggregate offering proceeds. In this context, discuss the role of the company and each of the underwriters in such a determination and the specific issues "negotiated."

Use of Proceeds, page 23

6. We note your response to comment 13. In the second full paragraph on page 24, you state that "working capital held in reserve for other expenses of acquiring a target business as well as for reimbursements of any out-of-pocket expenses incurred by" your current shareholders.
Please revise to clarify if the noted disclosure also applies when existing shareholders incur out-of-pocket expenses for due diligence.

7. Please revise to clarify if any lock-up payment would be limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than proceeds available in excess working capital.

Management`s Discussion and Analysis...., page 28

8. In the disclosure on page 29 concerning the pricing of the representative`s purchase option, you make reference to the utilization of stock price volatility information related to "34 investment management and capital markets firms with market capitalization between $25 million and $500 million." Disclose the methodology and considerations involved in making the determination to utilize the 34 companies selected and the market capitalization range selected. We may have further comment. See also the similar disclosure on page 59.

Proposed Business, page 31

9. We note your response to comment 21 on page 32 that you believe targets may favor you over "other blank check companies, venture capital funds," and other similar entities because you are able to negotiate and commit to a potential acquisition with efficiency and risk control. Please revise to substantiate the implication that other entities are not able to negotiate and commit to a potential acquisition with efficiency and risk control.

10. We note that you will not pay any finder`s fees to any source that you did not engage to locate a target. Please revise to discuss the basis for your belief that unaffiliated sources would provide you with sources if you have not "engaged" them to do so.

11. We note the additional disclosure on page 34 discussing in more detail the criteria you will consider in evaluating a potential target. Please revise to clarify if there is any specific level of
"financial strength" or "profitability" you are seeking when evaluating a target company. Does a company have to be profitability? Is any measure quantifiable?

12. Please reconcile the disclosure under the caption
"competition"
on page 39 with your disclosure on pages 32 and 33 discussing your beliefs of why targets would prefer you over your competitors.

13. It would appear that there is a strong possibility that you would acquire a company or companies that would be significantly regulated by a number of government agencies. Please revise to include a discussion of the implications of such potential regulation(s) on you following a business combination. For instance, we note the additional disclosure concerning NASD Conduct Rule 2720. Please revise to discuss how that rule would affect your business. Discuss any hurdles or prohibitions it creates.


Certain Relationships and Related Transactions, page 46

14. On page 49, we note that the Broad Hollow LLC call option is intended to compensate parties who participate in due diligence and other activities attendant to consummating a business combination. Please reconcile this with your disclosure on page 34 that no existing stockholder will receive any compensation from you or any other entities for any activities they perform.

15. Please revise to discuss the relationship between Broad Hollow LLC and your officers, directors, existing shareholders, and Berkshire and advise why Broad Hollow`s disclosure is not required in your Item 401 of Regulation S-K disclosure.

Principal Stockholders, page 50

16. We reissue comment 27. It would appear that the agreement to purchase the warrants would constitute a bid during the restricted period. Please advise.





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Ann Chamberlain
	Fax #  (212) 752-5378

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Richard Foote, Chief Executive Officer
Highbury Financial Inc.
October 27, 2005
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